51-102F3
MATERIAL CHANGE REPORT

Item 1    Name and Address of Company

Tower One Wireless Corp. (the "Company")
600 - 535 Howe Street
Vancouver, BC, V6C 2Z4

Item 2    Date of Material Change

July 14, 2020.

Item 3    News Release

The news release dated July 14, 2020 was disseminated via Globe NewsWire.

Item 4    Summary of Material Change

On July 14, 2020, the Company announced that it has completed to repay in full the remaining outstanding indebtedness of C$235,040 under certain secured convertible debentures, dated June 12, 2018 and November 28, 2018, in the aggregate amount of C$1,500,000 (the "Debentures"), which were held by KW Capital Partners Ltd. and Plazacorp Investments Limited ("Plaza"). With this repayment, the Company has fully repaid all amounts advanced under the Debentures and is authorized to discharge all security interests registered thereunder.

To repay the outstanding amounts of the convertible debentures paid to Plaza, the Company used proceeds from a short-term unsecured raise of US$160,000 and funds from operating activities.

Item 5   Full Description of Material Change

5.1 Full Description of Material Change

The material change is fully described in Item 4 above and in the attached news release which has been filed on SEDAR.

5.2 Disclosure for Restructuring Transactions

 Not Applicable.

Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7   Omitted Information

None

Item 8 Executive Officer

Santiago Rossi, Chief Financial Officer
Telephone: 1-917-546-3016

Item 9 Date of Report

July 15, 2020